

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2015

Omar Barrientos
Principal Executive Officer
Global Fashion Technologies, Inc.
9915 Bell Ranch Drive
Santa Fe Springs, CA 90670

> **Re: Premiere Opportunities Group, Inc.
> Form 10-K for the fiscal year ended December 31, 2013
> Filed April 16, 2014
> File No. 000-52047**

Dear Mr. Barrientos:

We issued comments on the above captioned filing on November 19, 2014. On February 27, 2015, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Peter J. Vazquez, Esq.